

May 17, 2013

Via Email
Ms. Jeannie Bacal
Chief Executive Officer
Sector 5, Inc.
2186 Darby Street
Escondido CA 92025

      Re: Sector 5, Inc.
              Form 8-K
              Filed May 15, 2013
              File No. 333-181742

Dear Ms. Bacal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 15, 2013

1.   Please expand your disclosure to state whether the report of your former auditor on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have questions regarding these comments and related matters, please contact me at (202)551-3650.

                  Sincerely,

                  /s/ Craig Arakawa

                  Craig Arakawa
                  Staff Accountant